QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 2

Audited Combined Financial Statements of
Granite Real Estate Investment Trust and
Granite REIT Inc.
 For the year ended December 31, 2016

Granite REIT 2016 43

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Granite Real Estate Investment Trust and Granite REIT Inc. (collectively the "Trust") is responsible for the preparation and presentation of the combined financial statements and all information included in the 2016 Annual Report. The combined financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and where appropriate, reflect estimates based on management's best judgement in the circumstances. Financial information as presented elsewhere in the 2016 Annual Report has been prepared by management to ensure consistency with information contained in the combined financial statements. The combined financial statements have been audited by independent auditors and reviewed by the Audit Committees and approved by both the Board of Trustees of Granite Real Estate Investment Trust and the Board of Directors of Granite REIT Inc.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the Trust's assets are appropriately accounted for and adequately safeguarded. Management has determined that, as at December 31, 2016 and based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, internal control over financial reporting was effective. The Trust's Chief Executive Officer and Chief Financial Officer, in compliance with Section 302 of the U.S. Sarbanes-Oxley Act of 2002 ("SOX"), has provided a SOX-related certification in connection with the Trust's annual disclosure document in the U.S. (Form 40-F) to the U.S. Securities and Exchange Commission. In accordance with National Instrument 52-109, a similar certification has been provided to the Canadian Securities Administrators.

The Trust's Audit Committees are appointed by their respective Boards and are comprised solely of outside independent Directors or Trustees. The Audit Committees meet periodically with management, as well as with the independent auditors, to satisfy themselves that each is properly discharging its responsibilities to review the combined financial statements and the independent auditors' report and to discuss significant financial reporting issues and auditing matters. The Audit Committees report their findings to the Boards for consideration when approving the combined financial statements for issuance to the stapled unitholders.

The combined financial statements and the effectiveness of internal control over financial reporting have been audited by Deloitte LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the stapled unitholders. The Auditors' Reports outline the nature of their examination and their opinion on the combined financial statements of the Trust and the effectiveness of the Trust's internal control over financial reporting. The independent auditors have full and unrestricted access to the Audit Committees.

Michael Forsayeth Chief Executive Officer	Ilias Konstantopoulos Chief Financial Officer

Toronto, Canada,
March 1, 2017

44 Granite REIT 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the accompanying combined financial statements of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust"), which comprise the combined balance sheets as at December 31, 2016 and December 31, 2015, and the combined statements of income, combined statements of comprehensive income, combined statements of unitholders' equity, and combined statements of cash flows for the years then ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2016 and December 31, 2015, and their financial performance and their cash flows for the years then ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2017 expressed an unqualified opinion on the Trust's internal control over financial reporting.

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

Granite REIT 2016 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Unitholders of Granite Real Estate Investment Trust and the Board of Directors and Shareholders of Granite REIT Inc.

We have audited the internal control over financial reporting of Granite Real Estate Investment Trust and Granite REIT Inc. and subsidiaries (collectively, the "Trust") as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the combined financial statements as of and for the year ended December 31, 2016 of the Trust and our report dated March 1, 2017 expressed an unqualified / unmodified opinion on those financial statements

Chartered Professional Accountants
Licensed Public Accountants
March 1, 2017
Toronto, Canada

46 Granite REIT 2016

Combined Balance Sheets
(Canadian dollars in thousands)

As at December 31,	Note		2016	2015
ASSETS
Non-current assets:
Investment properties	3		$2,653,095	$2,592,386
Deferred tax assets	10		6,399	7,776
Fixed assets, net			775	1,197
Other assets	4		714	1,629

			2,660,983	2,602,988
Current assets:
Accounts receivable			1,066	3,849
Income taxes receivable	10		381	3,172
Prepaid expenses and other	16	(a)	2,434	1,337
Restricted cash			563	1,336
Cash and cash equivalents	15	(e)	246,215	119,155

Total assets			$2,911,642	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	5		$646,768	$447,657
Cross currency interest rate swaps	5		10,641	25,252
Secured long-term debt	6		—	76,117
Deferred tax liabilities	10		238,251	207,966
Other non-current liabilities	7		7,777	12,884

			903,437	769,876
Current liabilities:
Deferred revenue			5,489	7,061
Bank indebtedness	8		—	19,376
Current portion of secured long-term debt	6		—	20,874
Accounts payable and accrued liabilities	9		31,465	39,015
Distributions payable	12		10,226	9,027
Income taxes payable	10		11,289	7,821

Total liabilities			961,906	873,050

Equity:
Stapled unitholders' equity	11		1,948,207	1,849,031
Non-controlling interests	11		1,529	9,756

Total equity			1,949,736	1,858,787

Total liabilities and equity			$2,911,642	$2,731,837

Commitments and contingencies (note 20)
See accompanying notes
On behalf of the Boards:

/S/ G. WESLEY VOORHEIS Director/Trustee	/S/ GERALD J. MILLER Director/Trustee

Granite REIT 2016 47

Combined Statements of Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
Rental revenue and tenant recoveries			$223,401	$216,299
Property operating costs	13	(a)	7,638	7,062
General and administrative expenses	13	(b)	27,960	28,317
Depreciation and amortization			707	720
Interest expense and other financing costs, net	13	(c)	19,587	18,746
Early redemption costs of unsecured debentures	5	(c)	11,920	—
Foreign exchange gains, net			(374)	(333)
Fair value gains on investment properties, net	3		(175,924)	(73,082)
Fair value losses on financial instruments	13	(d)	1,150	1,760
Loss on sale of investment properties	3		2,420	1,413

Income before income taxes			328,317	231,696
Income tax expense	10		47,625	36,156

Net income			$280,692	$195,540

Net income attributable to:
Stapled unitholders			$279,325	$193,334
Non-controlling interests			1,367	2,206

			$280,692	$195,540

See accompanying notes

48 Granite REIT 2016

Combined Statements of Comprehensive Income
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
Net income			$280,692	$195,540
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			(81,689)	165,633
Fair value gain (loss) on cross currency interest rate swaps(1)	5	(d)	13,162	(21,822)
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)			1,451	(8,387)

Total other comprehensive income (loss)			(67,076)	135,424

Comprehensive income			$213,616	$330,964

(1) Items that may be reclassified subsequently to net income if items are terminated or no longer assessed as effective hedges (note 2(g)).
Comprehensive income attributable to:
Stapled unitholders			$212,559	$327,377
Non-controlling interests			1,057	3,587

Comprehensive income			$213,616	$330,964

See accompanying notes

Granite REIT 2016 49

Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)

Year ended December 31, 2016	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Stapled Unitholders' Equity	Non- controlling interests	Equity
As at January 1, 2016	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787
Net income	—		—	—	279,325	—	279,325	1,367	280,692
Other comprehensive loss	—		—	—	—	(66,766)	(66,766)	(310)	(67,076)
Distributions	—		—	—	(114,293)	—	(114,293)	(461)	(114,754)
Acquisition of non-controlling interests (note 11)	—		—	—	(3,270)	—	(3,270)	(8,823)	(12,093)
Units issued on exercise of stapled unit options	50		2,084	—	—	—	2,084	—	2,084
Units issued on settlement of deferred stapled units	56		2,097	—	—	—	2,097	—	2,097
Units redeemed	—	(1)	(1)	—	—	—	(1)	—	(1)

As at December 31, 2016	47,123		$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736

(1)
20 stapled units were redeemed

Year ended December 31, 2015	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled Unitholders' Equity	Non- controlling interests	Equity
As at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	193,334	—	193,334	2,206	195,540
Other comprehensive income	—		—	—	—	134,043	134,043	1,381	135,424
Distributions	—		—	—	(108,327)	—	(108,327)	(215)	(108,542)
Contributions from non-controlling interests	—		—	—	—	—	—	126	126
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1
Units redeemed	—	(2)	(5)	—	—	—	(5)	—	(5)

As at December 31, 2015	47,017		$2,124,198	$61,425	$(557,092)	$220,500	$1,849,031	$9,756	$1,858,787

(1)
37 stapled units were issued

(2)
126 stapled units were redeemed

See accompanying notes

50 Granite REIT 2016

Combined Statements of Cash Flows
(Canadian dollars in thousands)

Years ended December 31,	Note		2016	2015
OPERATING ACTIVITIES
Net income			$280,692	$195,540
Items not involving current cash flows	15	(a)	(121,864)	(32,170)
Leasing commissions paid			(2,485)	(1,636)
Tenant allowances paid			(1,174)	(629)
Current income tax expense	10	(a)	6,881	3,861
Income taxes paid			(225)	(5,921)
Interest expense			17,792	17,326
Interest paid			(19,585)	(17,192)
Changes in working capital balances	15	(b)	(41)	665

Cash provided by operating activities			159,991	159,844

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		39,594	15,371
Capital expenditures
— Maintenance or improvements			(2,063)	(2,332)
— Developments or expansions			(17,221)	(24,238)
Restricted cash used for property improvements			—	4,341
Acquisition of development land	3		—	(5,990)
Fixed asset additions			(225)	(164)
Payment of contingent consideration	7		(8,802)	—
Decrease (increase) in other assets			496	(50)
Cash used in investing activities from discontinued operations	15	(d)	—	(7,725)

Cash provided by (used in) investing activities			11,779	(20,787)

FINANCING ACTIVITIES
Distributions paid			(113,095)	(108,327)
Proceeds from unsecured debentures	5	(b)	400,008	—
Repayment of unsecured debentures	5	(c)	(200,000)	—
Proceeds from secured long-term debt			11,820	17,213
Repayments of secured long-term debt	6		(106,662)	(1,063)
Proceeds from bank indebtedness			96,595	—
Repayments of bank indebtedness			(114,521)	(51,656)
Financing costs paid			(1,505)	(33)
Termination of cross currency interest rate swap	5	(d)	(1,657)	—
Contributions from non-controlling interests			—	126
Acquisition of non-controlling interests	11		(12,093)	—
Distributions to non-controlling interests			(461)	(215)
Redemption of stapled units			(1)	(3)
Proceeds from units issued			1,611	—

Cash used in financing activities			(39,961)	(143,958)

Effect of exchange rate changes on cash and cash equivalents			(4,749)	7,823

Net increase in cash and cash equivalents during the year			127,060	2,922
Cash and cash equivalents, beginning of year			119,155	116,233

Cash and cash equivalents, end of year	15	(e)	$246,215	$119,155

See accompanying notes

Granite REIT 2016 51

Notes to Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)

1.  NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations, Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on March 1, 2017.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies described below have been applied consistently to all periods presented in these combined financial statements.

(a)
Basis of Presentation and Statement of Compliance

  The combined financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

52 Granite REIT 2016

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Trust Units

  The stapled units are redeemable at the option of the holder and therefore are required to be accounted for as financial liabilities, except where certain exemption conditions are met, in which case redeemable instruments may be classified as equity. The attributes of the stapled units meet the exemption conditions set out in IAS 32, Financial Instruments: Presentation and are therefore presented as equity for purposes of that standard.

(d)
Investment Properties

  The Trust accounts for its investment properties, which include income-producing properties, properties under development and land held for development, in accordance with IAS 40, Investment Property. For acquired investment properties that meet the definition of a business, the acquisition is accounted for as a business combination (note 2(e)); otherwise they are initially measured at cost including directly attributable expenses. Subsequent to acquisition, investment properties are carried at fair value, which is determined based on available market evidence at the balance sheet date including, among other things, rental revenue from current leases and reasonable and supportable assumptions that represent what knowledgeable, willing parties would assume about rental revenue from future leases less future cash outflows in respect of capital expenditures. Gains and losses arising from changes in fair value are recognized in net income in the period of change.

  Income-Producing Properties

  The carrying value of income-producing properties includes the impact of straight-line rental revenue (note 2(j)), tenant inducements and deferred leasing costs since these amounts are incorporated in the determination of the fair value of income-producing properties.

  When an income-producing property is disposed of, the gain or loss is determined as the difference between the disposal proceeds, net of selling costs and the carrying amount of the property and is recognized in net income in the period of disposal.

  Properties Under Development

  The Trust's development properties are classified as such until the property is substantially completed and available for occupancy. The Trust capitalizes acquisition, development and expansion costs, including direct construction costs, borrowing costs and indirect costs wholly attributable to development. Borrowing costs are capitalized to projects under development or construction based on the average accumulated expenditures outstanding during the period multiplied by the Trust's average borrowing rate on existing debt. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing cost incurred on such borrowings less any investment income arising on temporary investment of these borrowings. The capitalization of borrowing costs is suspended if there are prolonged periods that development activity is interrupted. The Trust capitalizes direct and indirect costs, including property taxes and insurance of the development property if activities necessary to ready the development property for its intended use are in progress. Costs of internal personnel and other indirect costs that are not wholly attributable to a project are expensed as incurred.

  Properties under development are measured at fair value as stated above; however, where fair value is not reliably determinable, the property is measured at cost until the earlier of the date construction is completed and the date at which fair value becomes reliably determinable.

(e)
Business Combinations

  The Trust accounts for investment property acquisitions as a business combination if the particular assets and set of activities acquired can be operated and managed as a business in their current state for the

Granite REIT 2016 53

  purpose of providing a return to the unitholders. The Trust applies the acquisition method to account for business combinations. The consideration transferred for a business combination is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Trust. The total consideration includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired as well as liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

  The Trust recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

  Acquisition related costs are expensed as incurred.

  Any contingent consideration is recognized at fair value at the acquisition date. Subsequent changes to the fair value of contingent consideration that is recorded as an asset or liability is recognized in accordance with IAS 39, Financial Instruments: Recognition and Measurement ("IAS 39") in net income.

  Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the identifiable net assets acquired. If the consideration is lower than the fair value of the net assets acquired, the difference is recognized in net income.

(f)
Foreign Currency Translation

  The assets and liabilities of the Trust's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case, for material transactions, the exchange rates at the dates of those transactions are used. Exchange differences arising are recognized in other comprehensive income and accumulated in equity.

  In preparing the financial statements of each entity, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the average rates of exchange prevailing in the period. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences on monetary items are recognized in net income in the period in which they arise except for:

  •
  The effective portion of exchange differences on transactions entered into in order to hedge certain foreign currency risks;

  •
  Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation) are recognized in other comprehensive income; and

  •
  Exchange differences on foreign currency borrowings related to capitalized interest for assets under construction.

(g)
Financial Instruments and Hedging

  Financial assets

  The Trust classifies its financial assets upon initial recognition as fair value through profit or loss ("FVTPL"), held to maturity, loans and receivables or available for sale.

  Loans and receivables, which include accounts receivable, cash and cash equivalents, restricted cash and certain other assets, are initially measured at fair value and are subsequently measured at amortized cost less provision for impairment. A provision for impairment is recognized when there is objective

54 Granite REIT 2016

  evidence that collection may not be possible under the original terms of the contract. Indicators of impairment include default on payments and significant financial difficulty of the tenant or counterparty. The carrying amount of the asset is reduced through a provision account, and the amount of the loss is recognized in net income. Bad debt write-offs occur when the Trust determines collection is unlikely. Any subsequent recoveries of amounts previously written off are credited against general and administrative expenses in net income. Accounts receivable that are more than one month past due are not considered impaired unless there is evidence that collection is not possible.

  The Trust does not currently have any financial assets classified as held to maturity or available for sale.

  Financial liabilities

  The Trust classifies its financial liabilities upon initial recognition as FVTPL or other financial liabilities. Other financial liabilities, which include unsecured debentures, secured long-term debt, bank indebtedness, accounts payable and accrued liabilities, distributions payable and certain other liabilities, are measured at amortized cost. The Trust's policy for the treatment of financing costs related to the issuance of long-term debt is to present debt instruments on the balance sheet net of the related financing costs, with the net balance accreting to the face value of the debt over its term following the effective interest method. The costs of obtaining a revolving credit facility are capitalized and amortized over the term of the facility on a straight-line basis.

  Derivatives and Hedging

  Derivative instruments, including the cross currency interest rate swaps, foreign exchange forward contracts and interest rate caps, are recorded in the combined balance sheet at fair value including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair value of derivative instruments which are not designated as hedges for accounting purposes are recognized in the statement of income. The Trust utilizes derivative financial instruments from time to time in the management of its foreign currency and interest rate exposures. The Trust's policy is not to utilize derivative financial instruments for trading or speculative purposes.

  The Trust applies hedge accounting to certain derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries with a functional currency other than the Canadian dollar. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated. In a net investment hedging relationship, the effective portion of foreign exchange gains or losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

(h)
Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents include cash on account, demand deposits and short-term investments with maturities of less than three months at the date of acquisition. In accordance with IAS 7, Statement of Cash Flows, also recognized in cash equivalents may be short-term investments with original maturities longer than three months but less than six months since they can be readily converted into known amounts of cash and are subject to an insignificant risk of changes in value.

  Restricted cash represents segregated cash accounts for a specific purpose and cannot be used for general corporate purposes.

(i)
Fixed Assets

  Fixed assets are recorded at cost less accumulated depreciation. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the fixed assets, which typically range from 3 to 5 years for computer hardware and software and 5 to 7 years for other furniture and fixtures. Leasehold improvements are amortized over the term of the applicable lease.

Granite REIT 2016 55

(j)
Revenue Recognition

  Where Granite has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of the Trust's rental properties have been transferred to its tenants, the Trust's leases are accounted for as finance leases. All of the Trust's current leases (the "Leases") are operating leases.

  The majority of the Leases are net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties, including property taxes, insurance, utilities and non-structural repairs and maintenance. Revenues and operating expenses for these Leases do not include any amounts related to operating costs paid directly by such lessees. The remaining Leases generate rental revenue that includes the recovery of operating costs.

  The Leases may provide for either scheduled fixed rent changes or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent changes exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. In addition, cash allowances provided to tenants are recognized in income evenly on a straight-line basis over the term of the lease.

(k)
Unit-Based Compensation Plans

  Incentive Stock Option Plan

  Compensation expense for option grants is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested. A liability was recognized for outstanding options based upon the fair value as the Trust is an open-ended trust making its units redeemable. During the period in which options are outstanding, the liability is adjusted for changes in the fair value with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as options are exercised and recorded in equity as stapled units along with the proceeds received on exercise.

  Executive Deferred Stapled Unit Plan

  The executive deferred stapled unit plan is measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date. Compensation expense is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. Compensation expense for executive deferred stapled units granted under the plan is recognized as general and administrative expenses with a corresponding liability recognized based on the fair value of the Trust's stapled units as the Trust is an open-ended trust making its units redeemable. During the period in which the executive deferred stapled units are outstanding, the liability is adjusted for changes in the market value of the Trust's stapled unit, with such adjustments being recognized as compensation expense in general and administrative expenses in the period in which they occur. The liability balance is reduced as deferred stapled units are settled for stapled units and recorded in equity.

  Director/Trustee Deferred Share Unit Plan

  The compensation expense and a corresponding liability associated with the director/trustee deferred share unit plan is measured based on the market value of the underlying stapled units. During the period in which the awards are outstanding, the liability is adjusted for changes in the market value of the underlying stapled unit, with such positive or negative adjustments being recognized in general and administrative expenses in the period in which they occur.

56 Granite REIT 2016

(l)
Income Taxes

  Operations in Canada

  Granite qualifies as a mutual fund trust under the Income Tax Act (Canada) (the "Act") and as such the Trust itself will not be subject to income taxes provided it continues to qualify as a REIT for purposes of the Act. A REIT is not taxable and not considered to be a Specified Investment Flow-through Trust provided it complies with certain tests and it distributes all of its taxable income in a taxation year to its unitholders.

  The Trust's qualification as a REIT results in no current or deferred income tax being recognized in the combined financial statements for income taxes related to the Canadian investment properties. Current income tax related to certain taxable Canadian entities is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Operations in the United States

  The Trust's investment property operations in the United States are conducted in a qualifying United States REIT ("US REIT") for purposes of the Internal Revenue Code of 1986, as amended. As a qualifying US REIT, it is not taxable provided it complies with certain tests in addition to the requirement to distribute substantially all of its taxable income.

  As a qualifying US REIT, current income taxes on U.S. taxable income have not been recorded in the combined financial statements. However, the Trust has recorded deferred income taxes that may arise on the disposition of its investment properties as the Trust will likely be subject to entity level income tax in connection with such transactions pursuant to the Foreign Investment in Real Property Tax Act.

  Operations in Europe

  The Trust consolidates certain entities that continue to be subject to income tax.

  Income taxes for taxable entities in Europe, as well as other entities in Canada or the United States subject to tax, are recorded as follows:

  Current Income Tax

  The current income tax expense is determined on the basis of enacted or substantively enacted tax rates and laws at each balance sheet date.

  Deferred Income Tax

  Deferred income tax is recorded, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and the amounts reported in the combined financial statements. Deferred income tax is measured using tax rates and laws that are enacted and substantively enacted as at each balance sheet date which are expected to apply when the temporary differences are expected to reverse. Deferred income tax assets are recognized only to the extent that it is probable that sufficient future taxable profit will be available against which the deductible temporary difference can be utilized.

  Each of the current and deferred tax assets and liabilities are offset when they are levied by the same taxation authorities on either the same taxable entities, or different taxable entities within the same reporting group that settle on a net basis, and when there is a legal right to offset.

(m)
Significant Accounting Judgments, Estimates and Assumptions

  The preparation of these combined financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting periods.

Granite REIT 2016 57

  Management believes that the judgments, estimates and assumptions utilized in preparing the combined financial statements are reasonable and prudent; however, actual results could be materially different and require an adjustment to the reported results.

  Judgments

  The following are the critical judgments that have been made in applying the Trust's accounting policies and that have the most significant effect on the amounts recognized in the combined financial statements:

          Leases

    The Trust's policy for revenue recognition is described in note 2(j). The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

          Investment properties

    The Trust's policy relating to investment properties is described in note 2(d). In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

          Income taxes

    The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

  Estimates and Assumptions

  The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the following:

          Valuation of investment properties

    The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair

58 Granite REIT 2016

    value of investment properties may change materially. Refer to note 3 for further information on the estimates and assumptions made by management.

          Fair value of financial instruments

    Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow method. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

          Income taxes

    The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

    The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimate can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

(n)
Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments ("IFRS 9") which will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. While determination is made at initial recognition, classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The most significant change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which provides a single comprehensive model to account for revenue arising from contracts with customers. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle of the standard is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 excludes contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

Granite REIT 2016 59

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associate interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Trust does not expect this standard to have a significant impact on its combined financial statements.

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment ("IFRS 2") clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.  INVESTMENT PROPERTIES

As at December 31,	2016	2015
Income-Producing Properties	$2,646,292	$2,576,562
Properties and Land Under Development	—	8,651
Land Held For Development	6,803	7,173

	$2,653,095	$2,592,386

Changes in investment properties are shown in the following table:

Years ended December 31,	2016			2015
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of year	$2,576,562	$8,651	$7,173	$2,275,220	$31,349	$3,809
Additions
— Capital expenditures:
Maintenance or improvements	2,089	—	—	2,503	—	—
Developments or expansions	8,224	5,826	—	7,576	14,040	—
— Acquisitions	—	—	—	—	—	5,990
— Land under development	—	—	—	—	2,474	(2,474)
— Completed projects	13,685	(13,685)	—	41,382	(41,382)	—
— Leasing commissions	2,058	—	—	2,362	—	—
— Tenant allowances	1,458	—	—	629	—	—
Fair value gains (losses), net	175,924	—	—	74,256	—	(1,174)
Foreign currency translation, net	(89,096)	(792)	(370)	191,960	2,170	1,022
Disposals	(42,014)	—	—	(16,330)	—	—
Amortization of straight-line rent	371	—	—	(444)	—	—
Amortization of tenant allowances	(5,229)	—	—	(5,005)	—	—
Other changes	2,260	—	—	2,453	—	—

Balance, end of year	$2,646,292	$—	$6,803	$2,576,562	$8,651	$7,173

During the year ended December 31, 2016, the Trust disposed of seven income-producing properties located in the United States, Austria and Germany for aggregate gross proceeds of $42.0 million. During the year ended December 31, 2015, the Trust disposed of six income-producing properties located in North America

60 Granite REIT 2016

and Germany for aggregate gross proceeds of $16.3 million. For the year ended December 31, 2016, the Trust incurred a $2.4 million (2015 — $1.4 million) loss on disposal due to the associated selling costs.

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

The fair value gains during the years ended December 31, 2016 and 2015, excluding properties sold in the year, were $170.7 million and $72.0 million, respectively.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the year.

The Trust's internal valuation team consists of individuals knowledgeable and experienced in fair value techniques for investment properties. On a quarterly basis, the fair values of the investment properties are updated by the Trust's internal valuation team for current leasing and market assumptions, utilizing market discount and terminal capitalization rates as provided by independent real estate appraisal firms with representation and expertise in the various jurisdictions in which Granite's investment properties are located. The resulting changes in fair values are analyzed at each reporting date with the internal valuation team presenting a report to senior management that explains the fair value movements. This report and the results of the updated valuations and processes are formally reviewed by and discussed with senior management quarterly. For all investment properties, the current use equates to the highest and best use.

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The table below summarizes the sensitivity of the fair value of investment properties to changes in either the discount rate or terminal capitalization rate:

	Discount Rate		Terminal Capitalization Rate
Rate sensitivity	Fair value	Change in fair value	Fair value	Change in fair value
+50 basis points	$2,562,169	$(90,926)	$2,572,588	$(80,507)
+25 basis points	2,606,900	(46,195)	2,611,475	(41,620)
Base rate	2,653,095	—	2,653,095	—
-25 basis points	2,699,516	46,421	2,697,558	44,463
-50 basis points	2,747,459	94,364	2,745,387	92,292

Granite REIT 2016 61

The key valuation metrics for income-producing properties by country are set out below:

As at December 31,	2016			2015
	Maximum	Minimum	Weighted average(1)	Maximum	Minimum	Weighted average(1)
Canada
Discount rate	8.25%	6.50%	7.17%	8.25%	6.97%	7.76%
Terminal capitalization rate	8.00%	5.75%	6.68%	8.50%	5.75%	7.27%
United States
Discount rate	10.75%	6.25%	7.88%	14.00%	6.75%	8.43%
Terminal capitalization rate	11.25%	5.75%	7.69%	13.00%	6.00%	8.07%
Germany
Discount rate	9.00%	7.00%	8.03%	9.50%	7.00%	8.04%
Terminal capitalization rate	9.50%	5.75%	8.06%	9.50%	6.00%	8.12%
Austria
Discount rate	9.00%	8.00%	8.33%	10.00%	8.25%	8.48%
Terminal capitalization rate	9.50%	8.50%	8.83%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	6.85%	7.09%	7.50%	7.10%	7.24%
Terminal capitalization rate	7.30%	7.15%	7.23%	7.30%	7.25%	7.28%
Other
Discount rate	10.00%	9.00%	9.69%	10.00%	8.25%	9.64%
Terminal capitalization rate	10.50%	7.35%	9.79%	10.50%	7.75%	9.88%
Total
Discount rate	10.75%	6.25%	7.80%	14.00%	6.75%	8.23%
Terminal capitalization rate	11.25%	5.75%	7.74%	13.00%	5.75%	8.13%
(1)
Weighted based on income-producing property fair value.

Included in investment properties is $11.3 million (December 31, 2015 — $11.6 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 20).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$217,219
Later than 1 year and not later than 5 years	713,330
Later than 5 years	795,221

$1,725,770

62 Granite REIT 2016

4.  OTHER ASSETS

Other assets consist of:

As at December 31,	2016	2015
Deferred financing costs	$184	$352
Long-term receivables	530	589
Interest rate caps	—	90
Deposits	—	598

	$714	$1,629

5.  UNSECURED DEBENTURES, NET

Unsecured debentures, net, consist of:

		2016		2015
As at December 31,	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
3.788% Debentures	July 5, 2021	$248,979	$250,000	$248,756	$250,000
3.873% Debentures	November 30, 2023	397,789	400,000	—	—
4.613% Debentures	October 2, 2018	—	—	198,901	200,000

		$646,768	$650,000	$447,657	$450,000

(a)
3.788% Debentures

  On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly-owned subsidiary of Granite, issued at par $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The unamortized portion of the $1.6 million of expenses incurred in connection with the issuance of the 2021 Debentures is presented as a reduction of the carrying amount of the 2021 Debentures.

  The 2021 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2021 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2021 Debenture, a price equal to which, if the 2021 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 46.0 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of July 5, 2021. Granite also has the option to redeem the 2021 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of July 5, 2021.

(b)
3.873% Debentures

  On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures") at a nominal premium. Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The unamortized portion of the $2.2 million of expenses incurred in connection with the issuance of the 2023 Debentures is presented as a reduction of the carrying amount of the 2023 Debentures. The proceeds from the issuance of the 2023 Debentures was primarily used to redeem in full the 4.613% Series 1 senior debentures and repay the outstanding credit facility balance used as bridge financing for the repayment of the mortgage and construction loans (note 6).

Granite REIT 2016 63

  The 2023 Debentures are redeemable, in whole or in part, at Granite's option at any time and from time to time, at a price equal to accrued and unpaid interest plus the greater of (a) 100% of the principal amount of the 2023 Debentures to be redeemed; and (b) the Canada Yield Price. The Canada Yield Price means, in respect of a 2023 Debenture, a price equal to which, if the 2023 Debenture were to be issued at such price on the redemption date, would provide a yield thereon from the redemption date to its maturity date equal to 62.5 basis points above the yield that a non-callable Government of Canada bond, trading at par, would carry if issued on the redemption date with a maturity date of November 30, 2023. Granite also has the option to redeem the 2023 Debentures at par plus any accrued and unpaid interest within 30 days of the maturity date of November 30, 2023.

(c)
4.613% Debentures

  On October 2, 2013, Granite LP issued at par the 4.613% Series 1 senior debentures (the "2018 Debentures"). The unamortized portion of the $2.0 million of expenses incurred in connection with the issuance of the 2018 Debentures was presented as a reduction of the carrying amount of the 2018 Debentures.

  On December 21, 2016, Granite LP redeemed all of the outstanding 2018 Debentures for an aggregate redemption price of $213.2 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2018 Debentures, together in each case with accrued and unpaid interest to December 21, 2016 of $2.0 million. For the year ended December 31, 2016, the Trust recorded costs on the early redemption of the 2018 Debentures of $11.9 million which included a redemption premium of $11.2 million and $0.7 million of accelerated amortization of issuance costs related to the 2018 Debentures.

  The 2021 Debentures and 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

(d)
Cross Currency Interest Rate Swaps

  Cross currency interest rate swaps consist of:

As at December 31,	2016	2015
Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$443	$9,893
2023 Cross Currency Interest Rate Swap — fair value	10,198	—
2018 Cross Currency Interest Rate Swap — fair value	—	15,359

	$10,641	$25,252

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the 2021 Debentures for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the 2018 Debentures for €142.3 million and euro denominated interest payments at a 3.56% interest rate. Due to the early redemption of the 2018 Debentures, on December 15, 2016, the Trust settled the 2018 Cross Currency Interest Rate Swap with a payment of $1.2 million that included $1.7 million related to the fair value of the principal proceeds less $0.5 million of interest rate savings.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the year ended

64 Granite REIT 2016

  December 31, 2016, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

6.  SECURED LONG-TERM DEBT

Secured long-term debt consists of:

As at December 31,			2016		2015
	Maturity Date	Interest Rate	US $ Outstanding	Cdn $ Outstanding	US $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	$—	$—	$23,327	$32,285
Mortgage payable	May 10, 2018	LIBOR + 2.50%	—	—	12,059	16,690
Construction loan	July 25, 2017	LIBOR + 2.25%	—	—	14,272	19,752
Construction loan	June 20, 2017	LIBOR + 2.25%	—	—	20,422	28,264

			$—	$—	$70,080	$96,991
Less: due within one year			—	—	15,082	20,874

			$—	$—	$54,998	$76,117

(1)
The amounts outstanding are net of transaction costs.

Concurrent with the acquisition of the non-controlling interests in November 2016 (note 11), the outstanding mortgages and construction loans totaling $105.4 million (US$ 78.5 million) were repaid.

7.  OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at December 31,	2016	2015
Tenant allowance payable	$7,777	$7,598
Contingent consideration	—	5,286

	$7,777	$12,884

The tenant allowance payable of €6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. This payable of €6.0 million was discounted and is being accreted to its face value through a charge to interest expense.

Contingent consideration was recognized in connection with acquisitions completed in 2013. The fair value of the contingent consideration was estimated using an income approach and was dependent upon achieving certain predetermined returns over a five year period. This amount was dependent upon a number of assumptions, including the fair value of the properties acquired, which were subject to change over the years to the date of payment. During 2016, with the properties fully leased and given recent increases in the fair value of the properties acquired, the contingent consideration obligation was increased by $3.5 million to reflect these changes in the valuation assumptions (note 13(d)). For a description of the valuation process used to determine the fair value of the properties, refer to note 3. Concurrent with the acquisition of the non-controlling interests in November 2016 (note 11), the contingent consideration recognized of $8.8 million (US$ 6.6 million) was paid.

Granite REIT 2016 65

8.  BANK INDEBTEDNESS

Effective December 11, 2014, Granite LP entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility"). Subsequent to December 31, 2016, Granite LP, with the agreement of its lenders, extended the maturity date by one year to February 1, 2019 from February 1, 2018. The Credit Facility provides Granite LP with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. The Credit Facility is guaranteed by Granite REIT and Granite GP. Interest on drawn amounts is calculated based on an applicable margin determined by the Trust's external credit rating. Based on the current credit rating, Granite LP would be subject to interest at a rate per annum equal to the base rate (i.e. LIBOR, Canadian prime business rate or euro currency rate) depending on the currency Granite LP borrows in plus an applicable margin of up to 1.45%. At December 31, 2016, Granite LP had $0.2 million (2015 — $0.6 million) in letters of credit issued against the Credit Facility and no amounts drawn (2015 — $19.4 million (US$ 14.0 million)) from the Credit Facility.

9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at December 31,	2016	2015
Accounts payable	$5,660	$4,601
Accrued salaries, incentives and severance	5,161	6,555
Accrued interest payable	5,201	7,128
Accrued construction payable	1,922	5,158
Accrued professional fees	2,283	2,487
Accrued employee unit-based compensation	1,474	2,451
Accrued trustee/director unit-based compensation	6,568	5,204
Other accrued liabilities	3,196	5,431

	$31,465	$39,015

10.  INCOME TAXES

(a)
The major components of the income tax expense are:
Years ended December 31,	2016	2015
Current income tax:
Current taxes	$7,873	$5,914
Current taxes referring to previous periods	(1,686)	(2,053)
Withholding taxes and other	694	—

	6,881	3,861

Deferred income tax:
Origination and reversal of temporary differences	39,774	33,242
Impact of changes in tax rates	(55)	—
Withholding taxes on profits of subsidiaries	120	(396)
Other	905	(551)

	40,744	32,295

Income tax expense	$47,625	$36,156

66 Granite REIT 2016

  For the year ended December 31, 2016, current income tax expense includes a $2.3 million expense associated with the disposition of properties in Germany and the United States and a $1.0 million recovery associated with the disposition of a property in Austria. For the year ended December 31, 2015, current income tax expense included $0.3 million related to the liquidation of the Mexican operation and $0.7 million arising from the disposition of two properties in the United States.

(b)
The effective income tax rate reported in the combined statements of income varies from the Canadian statutory rate for the following reasons:
Years ended December 31,	2016	2015
Income before income taxes	$328,317	$231,696

Expected income taxes at the Canadian statutory tax rate of 26.5% (2015 — 26.5%)	$87,004	$61,399
Income distributed and taxable to unitholders	(53,039)	(26,538)
Net foreign rate differentials	9,152	3,082
Net change in provisions for uncertain tax positions	825	(396)
Net permanent differences	2,229	(1,025)
Net effect of change in tax rates	(55)	—
Withholding taxes and other items	1,509	(366)

Income tax expense	$47,625	$36,156

(c)
Deferred tax assets and liabilities consist of temporary differences related to the following:

As at December 31,	2016	2015
Deferred tax assets:
Investment properties	$1,249	$1,439
Eligible capital expenditures	2,822	3,035
Other	2,328	3,302

Total deferred tax assets	6,399	7,776

Deferred tax liabilities:
Investment properties	237,159	207,494
Withholding tax on undistributed subsidiary profits	1,092	1,029
Other	—	(557)

Total deferred tax liabilities	$238,251	$207,966

(d)
Changes in the net deferred tax liabilities consist of the following:

Years ended December 31,	2016	2015
Balance, beginning of year	$200,190	$148,502
Deferred tax expense recognized in net income	40,744	32,295
Foreign currency translation of deferred tax balances	(9,082)	19,393

	$231,852	$200,190

(e)
Net cash payments of income taxes amounted to a refund of $0.2 million for the year ended December 31, 2016 (2015 — $5.9 million cash payment) which included $0.7 million of withholding taxes paid (2015 — $0.4 million).

(f)
The Trust conducts operations in a number of countries with varying statutory rates of taxation. Judgment is required in the estimation of income taxes and deferred income tax assets and liabilities in each of the Trust's operating jurisdictions. This process involves estimating actual current tax exposure, assessing temporary differences that result from the different treatments of items for tax and accounting purposes, assessing whether it is more likely than not that deferred income tax assets will be realized and, based on

Granite REIT 2016 67

  all the available evidence, determining if a provision is required on all or a portion of such deferred income tax assets. The Trust reports a liability for uncertain tax positions ("unrecognized tax benefits") taken or expected to be taken in a tax return. The Trust recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

  As at December 31, 2016, the Trust had $10.1 million (2015 — $11.9 million) of unrecognized income tax benefits, (including $0.2 million (2015 — $0.2 million) related to accrued interest and penalties), all of which could ultimately reduce the Trust's effective tax rate should these tax benefits become recognized. The Trust believes that it has adequately provided for reasonably foreseeable outcomes related to the tax examinations and that any resolution will not have a material effect on the combined financial position, results of operations or cash flows. However, the Trust cannot predict with any level of certainty the exact nature of any future possible outcome.

  A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

As at December 31,	2016	2015
Unrecognized tax benefits balance, beginning of year	$11,883	$13,882
Decreases for tax positions of prior years	(3,066)	(4,041)
Increases for tax positions of current year	1,979	1,188
Foreign currency impact	(653)	854

Unrecognized tax benefits balance, end of year	$10,143	$11,883

  It is reasonably possible that the gross unrecognized tax benefits, as of December 31, 2016, could decrease in the next 12 months. The quantum of the decrease could range between a nominal amount and $1.9 million (2015 — a nominal amount and $6.3 million) and relates primarily to tax years becoming statute barred for purposes of future tax examinations by local taxing authorities and the outcome of current tax examinations. For the year ended December 31, 2016, $0.1 million of interest and penalties was recorded (2015 — $0.1 million) as part of the provision for income taxes in the combined statements of income.

  As at December 31, 2016, the following tax years remained subject to examination by the major tax jurisdictions:

Major Jurisdictions
Canada	2012 through 2016
United States	2013 through 2016
Mexico	2010 through 2016
Austria	2013 through 2016
Germany	2012 through 2016
Netherlands	2013 through 2016

  As at December 31, 2016, the Trust had approximately $351.6 million of Canadian capital loss carryforwards that do not expire and other losses and deductible temporary differences in various tax jurisdictions of approximately $19.4 million. The Trust believes it is not probable that these tax assets can be realized; and accordingly, no related deferred tax asset was recognized at December 31, 2016.

11.  EQUITY

Non-Controlling Interests

On November 17, 2016, the Trust acquired the remaining 10% interest in DGI LS, LLC, DGI Berks, LP and DGI Shepherdsville, LLC as well as the remaining 5% interest in DGI Portland, LLC for cash consideration totaling $12.1 million (US$ 9.0 million) which resulted in a 100% ownership interest in each of these subsidiaries.

68 Granite REIT 2016

A change in the Trust's ownership interest in a subsidiary that does not result in a loss of control is recorded as an equity transaction. As a result of the above mentioned acquisitions, $3.3 million (US$ 2.4 million) was recorded in Deficit, representing the difference between the total consideration paid of $12.1 million (US$ 9.0 million) and the $8.8 million (US$ 6.6 million) carrying value of the non-controlling interests which were derecognized on November 17, 2016.

Stapled Unitholders' Equity

(a)
Stapled Units

  The stapled units consist of one unit of Granite REIT and one common share of Granite GP. Granite REIT is authorized to issue an unlimited number of units. Granite GP's authorized share capital consists of an unlimited number of common shares without par value. Each stapled unit is entitled to distributions and/or dividends in the case of Granite GP as and when declared and, in the event of termination of Granite REIT and Granite GP, to the net assets of Granite REIT and Granite GP remaining after satisfaction of all liabilities.

(b)
Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. Options expire on the 10th anniversary of the date of grant, subject to earlier cancellation from events specified in each recipient's option agreement. No options have been granted since August 2010.

  A reconciliation of the changes in the options outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Exercise Price	Number (000s)		Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	50		$32.21
Exercised	(50)	32.21	—		—

Options outstanding and exercisable, December 31	—	$—	50	(1)	$32.21

(1)
Outstanding and exercisable options were issued in 2007.

  Director/Trustee Deferred Share Unit Plan

  Effective November 3, 2003, Granite Co. established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. In connection with the REIT conversion (note 1), effective January 3, 2013, the DSP was amended to entitle the holder to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit of the Trust. In addition, effective January 3, 2013, a new deferred share unit plan (the "new DSP") was established by Granite GP whereby each non-employee director/trustee is entitled to receive a portion of their annual retainer (and to elect to receive up to 100% of their annual remuneration) as deferred share units, which entitles them to receive a payment based on the fair market value of a preferred share of Granite Co. that is equal in value to a stapled unit.

  The amounts deferred under the DSP and new DSP plans are reflected by notional deferred share units ("DSUs") whose value at the time that the particular payment to the director is determined reflects the fair market value of the Granite Co. preferred shares. The value of a DSU thus appreciates or depreciates with changes in the market price of the stapled units. The DSP and new DSP also provide for the accrual of notional distribution equivalents on any distributions paid on the stapled units. Under the DSP and new

Granite REIT 2016 69

  DSP, when a director or trustee leaves the Board, the director or trustee receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP and new DSP for directors or trustees to receive stapled units in exchange for DSUs.

  A reconciliation of the changes in the DSUs outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	135	$35.51	110	$34.45
Granted	28	40.27	25	40.20
Settled	(16)	44.44	—	—

DSUs outstanding, December 31	147	$35.43	135	$35.51

  Executive Deferred Stapled Unit Plan

  The Executive Share Unit Plan (the "Stapled Unit Plan") is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the "Participants"). The maximum number of stapled units which may be issued pursuant to the Stapled Unit Plan is 1.0 million. The Stapled Unit Plan entitles a Participant to receive a stapled unit or a cash payment equal to the market value of the stapled unit, which on any date is the volume weighted average trading price of a stapled unit on the Toronto Stock Exchange or New York Stock Exchange over the preceding five trading days. The form of redemption of the stapled units is determined by the Compensation Committee and is not at the option of the Participant. Vesting conditions in respect of a grant are determined by the Compensation Committee at the time the grant is made and may result in the vesting of more or less than 100% of the number of stapled units. The Stapled Unit Plan also provides for the accrual of distribution equivalent amounts based on distributions paid on the stapled units. Stapled units are, unless otherwise agreed or otherwise required by the Stapled Unit Plan, settled within 60 days following vesting.

  A reconciliation of the changes in stapled units outstanding is presented below:

	2016		2015
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	72	$41.03	97	$38.19
New grants	67	40.61	34	42.40
Forfeited(1)	—	37.33	(59)	37.16
Settled(2)	(57)	38.24	—	39.01

Stapled units outstanding, December 31	82	$42.34	72	$41.03

(1)
198 stapled units were forfeited during the three month period ended March 31, 2016.

(2)
57 thousand stapled units (2015 — 37 stapled units) were settled and included fractional units settled in cash during the three month period ended March 31, 2016.

  At December 31, 2016, unrecognized compensation cost related to the Stapled Unit Plan was $2.1 million, which will be amortized over the weighted average remaining requisite service period of approximately one year.

70 Granite REIT 2016

  The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

Years ended December 31,	2016	2015
DSP for trustees/directors	$2,078	$572
Stapled Unit Plan for employees	1,330	(648)
Option Plan	274	(13)

Unit-based compensation expense (recovery)	$3,682	$(89)

Adjustments to fair value included in the above	$1,361	$(815)

  Included in the unit-based compensation recovery of $0.7 million pertaining to the Stapled Unit Plan for the year ended December 31, 2015 is a $1.7 million recovery associated with the surrender of stapled units.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at December 31,	2016	2015
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$167,684	$247,612
Losses on derivatives designated as net investment hedges	(13,950)	(27,112)

	$153,734	$220,500

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

(d)
Normal Course Issuer Bid

  On April 20, 2016, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 3,647,837 of Granite's issued and outstanding stapled units. The NCIB commenced on April 26, 2016 and will conclude on the earlier of the date on which purchases under the bid have been completed and April 25, 2017. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,386 stapled units, subject to certain exceptions. As at December 31, 2016, the Trust has not made purchases of its stapled units under the NCIB.

12.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the year ended December 31, 2016 were $114.3 million (2015 — $108.3 million) or $2.43 per stapled unit (2015 — $2.30 per stapled unit). Distributions payable at December 31, 2016 of $10.2 million, representing the December 2016 distribution, were paid on January 16, 2017. The distribution declared in January 2017 in the amount of $10.2 million was paid on February 15, 2017 and the distribution declared in February 2017 will be paid on March 15, 2017.

Granite REIT 2016 71

13.  COSTS AND EXPENSES (INCOME)

(a)
Property operating costs consist of:
Years ended December 31,	2016	2015
Non-recoverable from tenants:
Property taxes and utilities	$747	$794
Legal	348	827
Consulting	482	477
Environmental and appraisals	477	403
Repairs and maintenance	465	782
Ground rents	628	603
Other	660	511

	3,807	4,397

Recoverable from tenants:
Property taxes and utilities	2,209	1,516
Repairs and maintenance	531	355
Property management fees	592	478
Other	499	316

	3,831	2,665

Property operating costs	$7,638	$7,062

(b)
General and administrative expenses consist of:

Years ended December 31,	2016	2015
Salaries, benefits and severance	$13,332	$16,793
Audit, legal and consulting	4,807	4,964
Trustee/director fees and related expenses	1,673	2,547
Unit-based compensation including distributions and revaluations	2,921	(819)
Other	5,227	4,832

	$27,960	$28,317

(c)
Interest expense and other financing costs, net consist of:
Years ended December 31,	2016	2015
Interest and amortized issuance costs relating to debentures	$14,800	$14,333
Interest on mortgages payable and construction loans	3,057	2,493
Amortization of deferred financing costs	193	196
Other interest and accretion charges	1,946	2,095

	19,996	19,117
Capitalized interest	(91)	(85)
Interest income	(318)	(286)

	$19,587	$18,746

72 Granite REIT 2016

(d)
Fair value losses (gains) on financial instruments consist of:
Years ended December 31,	2016	2015
Foreign exchange forward contracts, net	$(2,394)	$1,445
Interest rate caps	79	315
Contingent consideration (note 7)	3,465	—

	$1,150	$1,760

14.  SEGMENTED DISCLOSURE INFORMATION

The Trust has one reportable segment — the ownership and rental of industrial real estate as determined by the information reviewed by the chief operating decision maker who is the Chief Executive Officer. The following tables present certain information with respect to geographic segmentation:

Revenues

Years ended December 31,	2016	2015
Canada	$62,733	$63,939
United States	63,515	57,177
Austria	60,285	57,778
Germany	23,091	24,362
Netherlands	9,515	9,234
Other Europe	4,262	3,809

	$223,401	$216,299

For the year ended December 31, 2016, revenues from Magna were approximately 78% (2015 — 81%) of the Trust's total revenues.

Investment properties

As at December 31,	2016	2015
Canada	$763,701	$671,441
United States	779,196	739,387
Austria	699,001	735,885
Germany	242,467	272,237
Netherlands	118,123	125,125
Other Europe	50,607	48,311

	$2,653,095	$2,592,386

Granite REIT 2016 73

15.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:
Years ended December 31,	2016	2015
Straight-line rent adjustment	$4,865	$5,456
Unit-based compensation expense (recovery)	3,682	(89)
Fair value gains on investment properties	(175,924)	(73,082)
Depreciation and amortization	707	720
Fair value losses on financial instruments	1,150	1,760
Loss on sale of investment properties	2,420	1,413
Amortization of issuance costs relating to debentures	1,749	841
Amortization of deferred financing costs	193	196
Deferred income taxes	40,744	32,295
Other	(1,450)	(1,680)

	$(121,864)	$(32,170)

(b)
Changes in working capital balances are shown in the following table:
Years ended December 31,	2016	2015
Accounts receivable	$2,723	$(1,458)
Prepaid expenses and other	333	92
Accounts payable and accrued liabilities	(2,448)	1,438
Deferred revenue	(1,376)	1,293
Restricted cash	727	(700)

	$(41)	$665

(c)
Non-cash financing activities

  During the year ended December 31, 2016, 56 thousand stapled units (2015 — less than one thousand stapled units) with a value of $2.1 million (2015 — less than $0.1 million) were issued under the Stapled Unit Plan.

(d)
Disposal of Mexican property portfolio in June 2014

  During the year ended December 31, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties in June 2014. As the Mexican properties represented a significant geographical area of operations, the Trust retroactively presented the Mexican portfolio as discontinued operations in prior financial statements.

(e)
Cash and cash equivalents consists of:
Years ended December 31,	2016	2015
Cash	$109,414	$64,473
Short-term deposits	136,801	54,682

	$246,215	$119,155

74 Granite REIT 2016

16.  FAIR VALUE AND RISK MANAGEMENT

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2016:

	Fair value through profit or loss		Loans and receivables / other financial liabilities			Total	Total
Measurement basis	Fair value		Amortized cost		Fair value	Carrying Value	Fair Value
Financial assets
Other assets	$—		$530	(1)	$530	$530	$530
Accounts receivable	—		1,066		1,066	1,066	1,066
Prepaid expenses and other	1,486	(2)	—		—	1,486	1,486
Restricted cash	—		563		563	563	563
Cash and cash equivalents	—		246,215		246,215	246,215	246,215

	$1,486		$248,374		$248,374	$249,860	$249,860

Financial liabilities
Unsecured debentures, net	$—		$646,768		$658,325	$646,768	$658,325
Cross currency interest rate swaps	10,641		—		—	10,641	10,641
Other non-current liability	7,777		—		—	7,777	7,777
Accounts payable and accrued liabilities	—		31,465		31,465	31,465	31,465
Distributions payable	—		10,226		10,226	10,226	10,226

	$18,418		$688,459		$700,016	$706,877	$718,434

  (1)
  Long-term receivables included in other assets.

  (2)
  Foreign exchange forward contracts included in prepaid expenses.

Granite REIT 2016 75

  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2015:

	Fair value through profit or loss		Loans and receivables / other financial liabilities
						Total
							Total
			Amortized cost			Carrying Value
Measurement basis	Fair value				Fair value		Fair Value
Financial assets
Other assets	$90	(3)	$589	(4)	$589	$679	$679
Accounts receivable	—		3,849		3,849	3,849	3,849
Prepaid expenses and other	24	(5)	—		—	24	24
Restricted cash	—		1,336		1,336	1,336	1,336
Cash and cash equivalents	—		119,155		119,155	119,155	119,155

	$114		$124,929		$124,929	$125,043	$125,043

Financial liabilities
Unsecured debentures, net	$—		$447,657		$467,255	$447,657	$467,255
Cross currency interest rate swaps	25,252		—		—	25,252	25,252
Secured long-term debt	—		96,991		96,991	96,991	96,991
Other non-current liabilities	12,884		—		—	12,884	12,884
Bank indebtedness	—		19,376		19,376	19,376	19,376
Accounts payable and accrued liabilities	932	(6)	38,083		38,083	39,015	39,015
Distributions payable	—		9,027		9,027	9,027	9,027

	$39,068		$611,134		$630,732	$650,202	$669,800

  (3)
  Interest rate caps included in other assets.

  (4)
  Long-term receivables included in other assets.

  (5)
  Foreign exchange forward contracts included in prepaid expenses.

  (6)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair values of the Trust's accounts receivable, cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair values of other non-current liabilities approximates the carrying value as they are revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At December 31, 2016, the Trust held 13 outstanding foreign exchange forward contracts (December 31, 2015 — nine contracts outstanding). The foreign exchange contracts are comprised of nine contracts to purchase $28.8 million and sell €19.5 million, three contracts to purchase US$  11.2 million and sell €10.5 million and one contract to purchase US$  8.0 million and sell $10.6 million. For the year ended December 31, 2016, the Trust recorded a net fair value gain of $2.4 million (2015 — net fair value loss of $1.4 million) on these outstanding foreign exchange forward contracts (note 13(d)).

  During the year ended December 31, 2016, the Trust repaid the mortgages outstanding and terminated the interest rate caps used to hedge the interest rate risk associated with these mortgages (note 6). The interest rate caps had not been designated and the Trust did not employ hedge accounting for these instruments.

76 Granite REIT 2016

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at December 31, 2016	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,653,095
Foreign exchange forward contracts included in prepaid expenses and other	—	1,486	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	658,325	—	—
Cross currency interest rate swaps	—	10,641	—
Other non-current liability	—	—	7,777

Net assets (liabilities) measured at fair value	$(658,325)	$(9,155)	$2,645,318

As at December 31, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,592,386
Interest rate caps included in other assets	—	90	—
Foreign exchange forward contracts included in prepaid expenses and other	—	24	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	467,255	—	—
Cross currency interest rate swaps	—	25,252	—
Other non-current liabilities	—	—	12,884
Secured long-term debt	—	96,991	—
Bank indebtedness	—	19,376	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	932	—

Net assets (liabilities) measured at fair value	$(467,255)	$(142,437)	$2,579,502

Granite REIT 2016 77

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the years ended December 31, 2016 and 2015, there were no transfers between the levels.

  Refer to note 3, Investment Properties, for a description of the valuation techniques and inputs used in the fair value measurement and for a reconciliation of the fair value measurements of investment properties in Level 3. Refer to note 7, Other Non-Current Liabilities, for a description of the valuation techniques used in the fair value measurement of non-current liabilities in Level 3.

(c)
Risk Management

  The main risks arising from the Trust's financial instruments are credit, interest rate, foreign exchange and liquidity risks. The Trust's approach to managing these risks is summarized below:

  (i)
  Credit risk

    The Trust's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

    Cash and cash equivalents include short-term investments, such as commercial paper, which are invested in governments, financial institutions and corporations with a minimum credit rating of BBB (based on Standard & Poor's ("S&P") rating scale) or A3 (based on Moody's Investor Services' ("Moody's") rating scale). Concentration of credit risk is further reduced by limiting the amount that is invested in any one government, financial institution or corporation.

    Magna accounts for approximately 78% of the Trust's rental revenue. Although its operating subsidiaries are not individually rated, Magna International Inc. has an investment grade credit rating from Moody's, S&P and Dominion Bond Rating Service which mitigates the Trust's credit risk. Substantially all of the Trust's accounts receivable are collected within 30 days. The balance of accounts receivable past due is not significant.

  (ii)
  Interest rate risk

    As at December 31, 2016, the Trust's exposure to interest rate risk is limited. All of the Trust's debt consists of fixed rate debt in the form of the 2021 Debentures and the 2023 Debentures. These debentures, after taking into account the related cross currency interest rate swaps, have effective fixed interest rates of 2.68% and 2.43%, respectively. As a result, none of the Trust's debt is exposed to variable interest rate risk.

  (iii)
  Foreign exchange risk

    As at December 31, 2016, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At December 31, 2016, the Trust's foreign currency denominated net assets are $1.4 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $5.0 million and $8.9 million, respectively, to comprehensive income.

    Granite generates rental income that is not all denominated in Canadian dollars. Since the financial results are reported in Canadian dollars, the Trust is subject to foreign currency fluctuations that could, from time to time, have an impact on the operating results. For the year ended December 31,

78 Granite REIT 2016

    2016, a 1% change in the US dollar and euro exchange rates relative to the Canadian dollar would have impacted rental income and tenant recoveries by approximately $0.6 million and $1.0 million, respectively.

    For the year ended December 31, 2016, the Trust designated its cross currency interest rate swaps relating to the $650.0 million of unsecured debentures as hedges of its net investment in the European operations (note 5(d)).

  (iv)
  Liquidity risk

    Liquidity risk is the risk the Trust will encounter difficulties in meeting its financial obligations as they become due. The Trust may also be subject to the risks associated with debt financing, including the risks that the 2021 Debentures, 2023 Debentures and Credit Facility may not be able to be refinanced. The Trust's objectives in minimizing liquidity risk are to maintain prudent levels of leverage on its investment properties, staggering its debt maturity profile and maintaining investment grade credit ratings. In addition, the Declaration of Trust establishes certain debt ratio limits.

  The contractual maturities of the Trust's financial liabilities are summarized below:

(in thousands)		Payments due by year
As at December 31, 2016
	Total	2017	2018	2019	2020	2021	Thereafter
Unsecured debentures	$650,000	$—	$—	$—	$—	$250,000	$400,000
Cross currency interest rate swaps	10,641	—	—	—	—	443	10,198
Interest payments(1):
Unsecured debentures, net of cross currency interest rate swap savings	99,126	15,554	16,088	16,088	16,088	16,088	19,220
Tenant allowance payable	8,501	—	8,501	—	—	—	—
Accounts payable and accrued liabilities	31,465	30,851	531	83	—	—	—
Distributions payable	10,226	10,226	—	—	—	—	—

	$809,959	$56,631	$25,120	$16,171	$16,088	$266,531	$429,418

  (1)
  Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates.

17.  CAPITAL MANAGEMENT

The Trust's capital structure comprises the total of the stapled unitholders' equity and consolidated debt. The total managed capital of the Trust is summarized below:

As at December 31,	2016	2015
Unsecured debentures, net	$646,768	$447,657
Cross currency interest rate swaps	10,641	25,252
Secured long-term debt	—	96,991
Bank indebtedness	—	19,376

Total debt	657,409	589,276
Stapled unitholders' equity	1,948,207	1,849,031

Total managed capital	$2,605,616	$2,438,307

Granite REIT 2016 79

The Trust manages, monitors and adjusts its capital balances in response to the availability of capital, economic conditions and investment opportunities with the following objectives in mind:

  •
  Compliance with investment and debt restrictions pursuant to the Declaration of Trust;

  •
  Compliance with existing debt covenants;

  •
  Maintaining investment grade credit ratings;

  •
  Supporting the Trust's business strategies including: ongoing operations, property development and acquisitions;

  •
  Generating stable and growing cash distributions; and

  •
  Building long-term unitholder value.

The Declaration of Trust contains certain provisions with respect to capital management which include:

  •
  The Trust shall not incur or assume any indebtedness if, after giving effect to the incurring or assumption of the indebtedness, the total indebtedness of the Trust would be more than 65% of the Gross Book Value (as defined in the Declaration of Trust); and

  •
  The Trust shall not invest in raw land for development, except for (i) existing properties with additional development, (ii) the purpose of renovating or expanding existing properties or (iii) the development of new properties, provided that the aggregate cost of the investments of the Trust in raw land, after giving effect to the proposed investment, will not exceed 15% of Gross Book Value.

At December 31, 2016, the Trust's consolidated debt consists of the 2021 Debentures and the 2023 Debentures which have various financial covenants. These covenants are defined within the trust indenture and include a total indebtedness ratio, an interest coverage ratio, an unencumbered asset ratio and a minimum equity threshold. The Trust monitors these provisions and covenants and was in compliance with their respective requirements as at December 31, 2016.

Distributions are made at the discretion of the Board of Trustees (the "Board"). However, Granite REIT intends to distribute each year all of its taxable income as calculated in accordance with the Income Tax Act. For the fiscal year 2016, the Trust provided to its unitholders a monthly distribution of $0.192 per stapled unit for January and February, a monthly distribution of $0.203 per stapled unit from March to November and a monthly distribution of $0.217 per stapled unit for the month of December. The Board determined these distribution levels having considered, among other factors, estimated 2016 and 2017 cash generated from operations and capital requirements, the alignment of its current and targeted payout ratios with the Trust's strategic objectives and compliance with the above noted provisions and financial covenants.

18.  RELATED PARTY TRANSACTIONS

For the year ended December 31, 2016, key management personnel include the Trustees/Directors, the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer. For the year ended December 31, 2015, key management personnel included the Trustees/Directors, the Interim Chief Executive Officer and Chief Financial Officer and the former Chief Executive Officer. Information with respect to the Trustees'/Directors' fees is included in notes 11(b) and 13(b).The compensation paid or payable to the Trust's key management personnel as noted above for services was as follows:

Years ended December 31,	2016	2015
Salaries, incentives, short-term benefits and severance	$2,645	$4,857
Unit-based compensation expense (recovery) including fair value adjustments	761	(1,496)

	$3,406	$3,361

For the year ended December 31, 2015, salaries, incentives, short-term benefits and severance included $3.5 million of severance expense associated with the departure of Granite's former Chief Executive Officer.

80 Granite REIT 2016

Accounts payable and accrued liabilities at December 31, 2016 included $0.4 million (December 31, 2015 — $2.1 million) of the remaining severance payable. For the year ended December 31, 2015, included in the unit-based compensation recovery of $1.5 million was a $1.7 million recovery from the surrender of the former Chief Executive Officer's stapled units.

19.  COMBINED FINANCIAL INFORMATION

The combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,653,095			$2,653,095
Investment in Granite LP	—	8	(8)	—
Other non-current assets	7,888			7,888

	2,660,983	8	(8)	2,660,983
Current assets:
Other current assets	4,392	52		4,444
Intercompany receivable(1)	—	8,029	(8,029)	—
Cash and cash equivalents	246,182	33		246,215

Total assets	$2,911,557	8,122	(8,037)	$2,911,642

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$646,768			$646,768
Other non-current liabilities	256,669			256,669

	903,437			903,437
Current liabilities:
Intercompany payable(1)	8,029		(8,029)	—
Other current liabilities	50,355	8,114		58,469

Total liabilities	961,821	8,114	(8,029)	961,906

Equity:
Stapled unitholders' equity	1,948,199	8		1,948,207
Non-controlling interests	1,537		(8)	1,529

Total liabilities and equity	$2,911,557	8,122	(8,037)	$2,911,642

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

Granite REIT 2016 81

Balance Sheet	As at December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,592,386			$2,592,386
Investment in Granite LP	—	5	(5)	—
Other non-current assets	10,602			10,602

	2,602,988	5	(5)	2,602,988
Current assets:
Other current assets	9,645	49		9,694
Intercompany receivable(1)	—	8,910	(8,910)	—
Cash and cash equivalents	119,000	155		119,155

Total assets	$2,731,633	9,119	(8,915)	$2,731,837

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,657			$447,657
Other non-current liabilities	322,219			322,219

	769,876			769,876
Current liabilities:
Bank indebtedness	19,376			19,376
Intercompany payable(1)	8,910		(8,910)	—
Other current liabilities	74,684	9,114		83,798

Total liabilities	872,846	9,114	(8,910)	873,050

Equity:
Stapled unitholders' equity	1,849,026	5		1,849,031
Non-controlling interests	9,761		(5)	9,756

Total liabilities and equity	$2,731,633	9,119	(8,915)	$2,731,837

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.

82 Granite REIT 2016

Income Statement	Year Ended December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$223,401			$223,401
General and administrative expenses	27,960			27,960
Interest expense and other financing costs, net	19,587			19,587
Early redemption costs of unsecured debentures	11,920			11,920
Other costs and expenses, net	7,971			7,971
Share of (income) loss of Granite LP	—	(3)	3	—
Fair value gains on investment properties, net	(175,924)			(175,924)
Fair value losses on financial instruments	1,150			1,150
Loss on sale of investment properties	2,420			2,420

Income before income taxes	328,317	3	(3)	328,317
Income tax expense	47,625			47,625

Net income	280,692	3	(3)	280,692

Less net income attributable to non-controlling interests	1,370		(3)	1,367

Net income attributable to stapled unitholders	$279,322	3	—	$279,325

Income Statement	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$216,299			$216,299
General and administrative expenses	28,317			28,317
Interest expense and other financing costs, net	18,746			18,746
Other costs and expenses, net	7,449			7,449
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(73,082)			(73,082)
Fair value losses on financial instruments	1,760			1,760
Loss on sale of investment properties	1,413			1,413

Income before income taxes	231,696	2	(2)	231,696
Income tax expense	36,156			36,156

Net income	195,540	2	(2)	195,540

Less net income attributable to non-controlling interests	2,208		(2)	2,206

Net income attributable to stapled unitholders	$193,332	2	—	$193,334

Granite REIT 2016 83

Statement of Cash Flows	Year Ended December 31, 2016
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$280,692	3	(3)	$280,692
Items not involving current cash flows	(121,864)	(3)	3	(121,864)
Changes in working capital balances	81	(122)	—	(41)
Other operating activities	1,204			1,204

Cash provided by (used in) operating activities	160,113	(122)	—	159,991

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(2,063)			(2,063)
— Developments or expansions	(17,221)			(17,221)
Other investing activities	31,063			31,063

Cash provided by investing activities	11,779	—	—	11,779

FINANCING ACTIVITIES
Distributions paid	(113,095)			(113,095)
Other financing activities	73,134			73,134

Cash used in financing activities	(39,961)	—	—	(39,961)

Effect of exchange rate changes	(4,749)			(4,749)

Net increase (decrease) in cash and cash equivalents during the year	$127,182	(122)	—	$127,060

84 Granite REIT 2016

Statement of Cash Flows	Year Ended December 31, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$195,540	2	(2)	$195,540
Items not involving current cash flows	(32,170)	(2)	2	(32,170)
Changes in working capital balances	583	82		665
Other operating activities	(4,191)			(4,191)

Cash provided by operating activities	159,762	82	—	159,844

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(2,332)			(2,332)
— Developments or expansions	(24,238)			(24,238)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	19,498			19,498
Cash provided by investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(20,787)	—	—	(20,787)

FINANCING ACTIVITIES
Distributions paid	(108,327)			(108,327)
Other financing activities	(35,631)			(35,631)

Cash used in financing activities	(143,958)	—	—	(143,958)

Effect of exchange rate changes	7,823			7,823

Net increase in cash and cash equivalents during the year	$2,840	82	—	$2,922

Granite REIT 2016 85

20.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material effect on the financial position of the Trust.

(b)
At December 31, 2016, the Trust's contractual commitments related to construction, development and capital projects amounted to approximately $73.3 million. Contractual commitments of $72.1 million are associated with the Trust's commitment to purchase from Magna certain building expansions which were acquired on January 31, 2017.

(c)
At December 31, 2016, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:
Not later than 1 year	$450
Later than 1 year and not later than 5 years	1,781
Later than 5 years	195

$2,426

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $46.5 million.

86 Granite REIT 2016

QuickLinks

  EXHIBIT 2